FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of July, 2018

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated July 09, 2018, announcing that Telesat and Gilat Join Forces to Develop Broadband Communication Modem Technology for Low Earth Orbit (LEO) Satellites.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated July 09, 2018	By:	/s/ Yael Shofar
Yael Shofar
General Counsel

Telesat and Gilat Join Forces to Develop Broadband
Communication Modem Technology for Low Earth Orbit
 (LEO) Satellites

Canada-Israel Industrial Research and Development Foundation (CIIRDF)
will invest to facilitate faster and more secure data transmission

Petah Tikva, Israel, July 9, 2018 -- Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, is pleased to announce a collaborative project with Telesat for development of broadband communication technology using low earth orbit (LEO) satellites. CIIRDF will fund the project to facilitate faster and more secure data transmission over satellite.

The joint Canada-Israel innovation project will combine Telesat's and Gilat’s engineering capabilities to do live testing, using Gilat modem technology, over the Telesat Phase-1 LEO satellite launched earlier this year. The adaptation of Gilat’s leading-edge modem technology to support advanced LEO constellations, such as the system Telesat is developing, will highlight the benefits that a high-quality satellite broadband experience can deliver to billions of potential users worldwide who live beyond the reach of fiber networks.

“Telesat is pleased to join forces with Gilat in the development of modem technology that we will use to deliver high-speed broadband communications over the Telesat Phase-1 LEO satellite already in orbit,” said Dave Wendling, Telesat’s Chief Technical Officer. “This project will allow us to demonstrate the high performance and low latency advantages of Telesat’s LEO constellation to our tier-1 aeronautical, maritime and enterprise customers.”

“Gilat shares Telesat’s vision that the inherent advantages of LEO constellations will transform satellite communications and we are delighted to take part in the joint project funded by CIIRDF,” said Ron Levin VP Mobility and Global Accounts at Gilat. “We are fully engaged in the development of customer terminals that will operate over LEO constellations and will provide an excellent user experience over satellite for a multitude of new applications including, for example, 5G mobile backhaul.”

“This bilateral technology partnership directly supports the objectives of CIIRDF, anchored by a strong value proposition for the collaborating firms and their customers,” said Dr. Henri Rothschild, President of CIIRDF. “The outcomes of this project will advance the technological capabilities of low earth orbit satellites, and help Telesat and Gilat capture new opportunities in this global commercial market. Downstream, this powerful cooperation will translate into new jobs and revenues that further strengthen economies of Israel and Canada.”

About Gilat
 Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid-State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-look ng within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. We undertake no obligation to update or revise any forward-looking statements for any reason. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:	Gilat Satellite Networks Doreet Oren, Director Corporate Communications DoreetO@gilat.com Comm-Partners LLC June Filingeri, President 203-972-0186